

December 22, 2010

Mr. Jonathan Neuman
President and Chief Operating Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard – Suite 301
Boca Raton, Florida 33487

Re: Imperial Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-168785

Dear Mr. Neuman:

We have reviewed your amended registration statement and response letter dated December 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Services and Products

Dislocations in the Capital Markets, page 3

1.   Please describe how you demonstrate to Lexington that you have received the right to a life insurance policy in order to make a claim under the lender protection insurance.

Risk Factors

We have received a claim by a former executive officer, page 29

2.   Please revise this paragraph to provide more detail as to why the former executive officer believes that she is entitled to the option and what other civil causes of action she has indicated that she may pursue. Explain the risks associated with her bringing a formal action against you and with her being successful in any such actions. Please also revise to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued. Finally, please revise your disclosure under the caption Legal Proceedings on page 96 to indicate that these actions have been threatened against you.

Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial and Operating Data

Premium Finance Segment – Selected Operating Data, page 43

3.   We note that the average loan receivable, net per loan at September 30, 2010 would seem to be approximately $286,000 and not $143,000 as disclosed. Please revise or tell us the reasons for the difference. Further tell us the reasons for the significant increase in average loan receivable per loan for the loans with no insurance protection, which occurred both in fiscal 2009 and in fiscal 2010. We note the December 31, 2009 average to be approximately $540,000 and the September 30, 2010 average to be approximately $874,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Losses on Loans Receivable, page 53

4.   We note the provision for losses on loans receivable for the interim 2010 period does not reconcile to the information included in Note 3 on page F-37. Please revise or tell us the reasons for the difference.

Notes to Consolidated and Combined Unaudited Financial Statements

General – Investments in Life Settlements

5.   Please revise to disclose information which addresses both the remaining life expectancy and the premiums required to be paid for each of the five succeeding years to keep the

life insurance policies in force as of September 30, 2010, similar to what was presented in Note 11 to the audited financial statements.

Note 4- Lender protection Insurance Claims Received in Advance, page F-37

6.   As it relates to the termination of the Ableco credit facility and the settlement agreement with Lexington, please tell us how you are accounting for these remaining loans given that the Company no longer has any economic or beneficial interest in either the loans or the underlying life insurance policies.

Note 13 Fair Value Measurements, page F-20 and Note 7 Fair Value Measurements, page F-40

7.   As it relates to the insurance policies acquired upon relinquishment by the borrower after default of the premium financing loans during both the fiscal 2009 and interim 2010 period, please address the following:

- Tell us and disclose as to whether these policies had lender protection insurance prior to being classified as investments in life settlements;
- Tell us how the Company determined that there was an increase in excess of 50% of unrealized appreciation on these investments in life settlements during the interim 2010 timeframe; and
- Explain to us and disclose the nature of the line item "realized change in fair value (loss)" in light of the significant increase in unrealized appreciation and the $1.9 million in gains recognized on sales in interim 2010;

8.   As it relates to the structured settlements acquired during fiscal 2010, please address the following:

- Address how the Company determined that there was such a significant amount of unrealized appreciation of the structured settlement investments during interim 2010;
- Please tell us and disclose the reasons why some structured settlements are recorded at cost and some at fair value; and
- Tell us whether the company has experienced any collection issues as it relates to the structured settlements.

You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
           Michael B. Kirwan, Esq.
           Foley & Lardner LLP
           (904) 359-8700